Exhibit 6.2

EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (this “Agreement”) is made as of the 29th day of January, 2020 (the “Effective Date”), between Landholdings Inc., a Delaware corporation (together with its successors and assigns, the “Company”) and G. Austin Allison (“Executive”). In consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Employment Term. The Company shall employ Executive on a full-time basis starting no later than the Effective Date, and Executive accepts employment with the Company, upon the terms and subject to the conditions set forth in this Agreement, upon the Effective Date and until terminated pursuant to Section 4 below (the “Term”).

2. Position and Duties. As Chief Executive Officer, Executive shall use his best efforts to perform the specific services and functions that are typically expected of such office and as assigned by the Board of Directors from time to time. Executive shall act at all times in compliance in all respects with the policies, rules and decisions adopted from time to time by the Company and perform all of the duties and obligations required of him by this Agreement to the best of his abilities and in a diligent, trustworthy, professional and efficient manner. In performing his duties and exercising his authority under the Agreement, Executive shall support and implement the business and strategic plans approved from time to time by the Board of Directors and shall support and cooperate with the Company’s efforts to expand its businesses and operate profitably and in conformity with the business and strategic plans approved by the Board of Directors.

3. Compensation and Benefits.

(a) Base Salary. During the Term, the Company shall pay Executive an annualized base salary (“Annual Base Salary”) of $250,000, payable in regular installments in accordance with the Company’s normal payroll practices, provided however, that Executive shall have absolute discretion to determine whether the Annual Base Salary will be paid directly in cash or whether it shall be used to offset certain extraordinary expenses. Any modifications to Executive’s Annual Base Salary shall be agreed upon in writing by Executive and the Board of Directors.

(b) Equity. Subject to the approval of the Company’s Board of Directors and contingent on the execution of definitive documents agreeable to the Company, Executive will be granted 8,000,000 shares of Common Stock of the Company pursuant to the terms of the Restricted Stock Agreement between Executive and the Company delivered to Executive with this Agreement (the “Restricted Stock Agreement”). For the avoidance of doubt, failure by Executive to devote the time described in Section 1 above or Executive’s acceptance of a full-time position outside of the Company shall constitute “Cause” for purposes of the Restricted Stock Agreement.

(c) Expense Reimbursement. Executive shall be reimbursed for all reasonable travel and other out-of-pocket expenses actually and properly incurred by Executive during the Term in connection with carrying out his duties hereunder in accordance with the Company’s policies in effect from time to time.

(d) Benefits. During the Term, and except as otherwise provided in this Agreement, Executive shall be eligible to participate in all welfare, perquisite, fringe benefit, insurance, retirement and other benefit plans, practices, policies and programs, maintained by the Company, in each case as amended from time to time.

(e) Paid Time Off. Executive shall be entitled to 20 days paid time off per calendar year which shall accrue monthly. Executive may carry over accrued but unused PTO into the next calendar year, provided that the amount of PTO that may be accumulated in any calendar year is 30 days. Once the 30-day cap is reached, Executive will not accumulate any more PTO until PTO is utilized and falls below the cap. After Executive’s PTO balance goes below the cap, Executive will begin accruing PTO again.

4. Termination of Employment.

(a) Termination. Executive’s employment is “at will”, which means that Executive may resign at any time, and the Company may terminate Executive’s employment at any time, with or without cause. Either party may terminate this Agreement by giving written notice to the other party (the date the Term ends or terminates for any reason, the “Termination Date”).

(b) Return of Company Property. Upon the Termination Date, Executive agrees to return to the Company all the Company property and documents in Executive’s possession.

5. Executive’s Covenants.

(a) Non-Disclosure of Confidential Information. Executive shall not, directly or indirectly, disclose any confidential information, except to the extent required in the performance of Executive’s duties to the Company, or use any confidential information for the benefit of Executive or any other person, firm, corporation or association, either during Executive’s employment or at any time following the termination, for any reason, of Executive’s employment. “Confidential Information” means any information not in the public domain relating to the names or addresses of customers processes, formulas, research, ideas, sales catalogs, order books, promotional and instructional materials, selling information, inventions, discoveries, improvements, equipment, methods of production, costs or prices or uses of the Company’s product or services, business plans of the Company, and other trade secrets, whether or not contained in any written documents and whether belonging to the Company or in the Company’s possession pursuant to obligations of secrecy to others, which are communicated to, acquired by, or learned of by Executive as a result of Executive’s employment by the Company. All documents of any kind relating to the business of the Company which come into the possession of Executive shall remain the sole property of the Company and shall not be copied by Executive except to the extent required in the performance of Executive’s duties to the Company. Executive shall return all such documents and all copies of them to the Company upon termination of Executive’s employment, or any other time requested by the Company.

(b) Non-Solicitation.

(i) Executive acknowledges that (i) Executive will receive training, materials, advice, and assistance from the Company’s officers and employees; (ii) Executive will be brought into personal or mail contact with the Company’s employees, officers, agents, suppliers, and/or customers; that the Company will disclose to Executive trade secrets and Confidential Information of the Company (including its unique business methods, processes, operating techniques and “know how” and customer and supplier information) which have been developed by the Company through substantial expenditures of time effort and money, and which are important and unique property of the Company, and (iii) the foregoing are such value and nature as to make it reasonable and necessary for the protection of the Company’s business interests.

(ii) While Executive is performing services for the Company and for a period of one (1) year following the date Executive ceases to perform services for the Company for any reason (the “Restricted Period”), Executive shall not, directly or indirectly: hire or attempt to hire any employee of the Company or take any other action which would encourage any such employee to leave the employment of the Company; or divert, solicit, or attempt to divert or solicit, any business enjoyed or solicited by the Company during the 12-month period immediately preceding Executive’s separation from employment.

(iii) If any of the above provisions are held to be unreasonable and unenforceable by any court of competent jurisdiction, those provisions shall be deemed to have been automatically amended so as to apply only to the extent that they are reasonable.

(iv) If Executive breaches any of the above obligations, they shall be extended by the length of time during which the breach occurred.

(c) Developments.

(i) Executive has attached hereto, as Exhibit A, a list describing all discoveries, ideas, inventions, improvements, enhancements, processes, methods, techniques, developments, software, and works of authorship, whether patentable or not, which were created, made, conceived or reduced to practice by Executive prior to Executive’s employment by the Company and which are owned by Executive, which relate directly or indirectly to the current or anticipated future business of the Company, and which are not assigned to the Company hereunder (collectively, “Prior Developments”); or, if no such list is attached, Executive represents that there are no Prior Developments. Executive agrees not to incorporate any Prior Developments into any Company product, material, process or service without prior written consent of an officer of the Company. If Executive does incorporate any Prior Development into any Company product, material, process or service, Executive hereby grants to the Company a non-exclusive, worldwide, perpetual, transferable, irrevocable, royalty-free, fully-paid right and license to make, have made, use, offer for sale, sell, import, reproduce, modify, prepare derivative works, display, perform, transmit, distribute and otherwise exploit such Prior Development and to practice any method related thereto.

(ii) Executive will make full and prompt disclosure to the Company of all discoveries, ideas, inventions, improvements, enhancements, processes, methods, techniques, developments, software, and works of authorship, whether patentable or not, which are created, made, conceived or reduced to practice by Executive or under Executive’s direction or jointly with others during Executive’s employment by the Company, whether or not during normal working hours or on the premises of the Company (all of which are collectively referred to in this Agreement as “Developments”). Executive acknowledges that each original work of authorship which is made by Executive (solely or jointly with others) within the scope of and during the period of Executive’s employment with the Company and which is protectable by copyright is a “work made for hire,” as that term is defined in the United States Copyright Act. Executive agrees to assign and does hereby assign to the Company (or any person or entity designated by the Company) all Executive’s right, title and interest in and to all Developments (other than Prior Developments listed on Exhibit A, if any) and all related patents, patent applications, copyrights and copyright applications to the maximum extent permitted by Section 2870 of the California Labor Code. Executive understands that the provisions of this Agreement requiring assignment of Developments to the Company do not apply to any invention which qualifies fully under the provisions of California Labor Code Section 2870 (attached hereto as Exhibit B). Executive also hereby waives all claims to moral rights in any Developments.

(iii) Executive agrees to cooperate fully with the Company, both during and after Executive’s employment with the Company, with respect to the procurement, maintenance and enforcement of copyrights, patents and other intellectual property rights (both in the United States and foreign countries) relating to Developments. Executive shall sign all papers, including, without limitation, copyright applications, patent applications, declarations, oaths, formal assignments, assignments of priority rights, and powers of attorney, which the Company may deem necessary or desirable in order to protect its rights and interests in any Development. Executive further agrees that if the Company is unable, after reasonable effort, to secure the signature of Executive on any such papers, any executive officer of the Company shall be entitled to execute any such papers as the agent and the attorney-in-fact of Executive, and Executive hereby irrevocably designates and appoints each executive officer of the Company as Executive’s agent and attorney-in-fact to execute any such papers on Executive’s behalf, and to take any and all actions as the Company may deem necessary or desirable in order to protect its rights and interests in any Development, under the conditions described in this sentence.

(d) Enforcement of Restrictive Covenants. Executive recognizes and affirms that in the event of his breach of any provision of Section 5 hereof, money damages would be inadequate, and the Company would have no adequate remedy at law. Accordingly, Executive agrees that in the event of a breach or a threatened breach by Executive of any of the provisions of Section 5, the Company, in addition and supplementary to other rights and remedies existing in its favor, may (a) apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive or other relief in order to enforce or prevent any violations of the provisions hereof (without posting a bond or other security), and (b) exercise its rights hereunder to cease any further payments and/or vesting of equity awards. In the event that the Company institutes legal action to enforce Section 5 of this Agreement, Executive agrees that the Company shall be entitled to recover from him its costs of any action (including reasonable attorneys’ and expert fees and expenses). Nothing in this Section 5(d) will be deemed to limit the Company’s remedies at law or in equity for any breach by Executive of any of the provisions of Section 5 that may be pursued or availed of by the Company.

(e) Survival of Terms. The requirements of this Section 5 shall survive Executive’s resignation or termination by the Company.

(f) Protected Activity. Executive hereby acknowledges that the Company has informed Executive, in accordance with 18 U.S.C. § 1833(b), that Executive may not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret where the disclosure: (i) is made in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, and solely for the purpose of reporting or investigating a suspected violation of law; or (ii) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.

6. Cooperation. During the Term and thereafter, Executive shall cooperate with the Company, without additional consideration, in any internal investigation or administrative, regulatory, or judicial proceeding as reasonably requested by the Company including, without limitation, Executive’s being available to the Company upon reasonable notice for interviews and factual investigations, appearing at the Company’s request to give testimony without requiring service of a subpoena or other legal process, volunteering to the Company all pertinent information, and turning over to the Company all relevant documents that are or may come into Executive’s possession, all at times and on schedules that are reasonably consistent with Executive’s other permitted activities and commitments if Executive is then employed by the Company and otherwise taking into account Executive’s reasonable business obligations. Executive shall be reimbursed for the reasonable expenses Executive incurs in connection with any such cooperation and/or assistance.

7. Notices. Any notice to be given under this Agreement to any party hereto shall be deemed duly given if it is personally delivered in writing or electronic mail.

8. Severability. The invalidity or unenforceability of any particular provision in this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if the invalid or unenforceable provision were omitted.

9. Complete Agreement. This Agreement embodies the complete agreement and understanding between the parties with respect to the subject matter hereof and effective as of its date supersedes and preempts any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way.

10. Successors and Assigns. This Agreement is personal to Executive, and, without the prior written consent of the Company, shall not be assignable by Executive other than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by Executive’s legal representatives.

11. Choice of Law. This Agreement shall be governed, construed, interpreted and enforced in accordance with the substantive laws of the State of California, without regard to conflicts of law principles.

12. Amendment and Waiver. The provisions of this Agreement may be amended or waived only with the prior written consent of the Company and Executive, and no course of conduct or failure or delay in enforcing the provisions of this Agreement shall affect the validity, binding effect or enforceability of this Agreement.

13. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by electronic mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above.

LANDHOLDINGS INC.

By:	G. Austin Allison
Its:	CEO

EXECUTIVE

G. Austin Allison

EXHIBIT A

LIST OF PRIOR INVENTIONS AND ORIGINAL WORKS OF AUTHORSHIP

Title	Date	Identifying Number or Brief Description

EXHIBIT B

CALIFORNIA LABOR CODE SECTION 2870

INVENTION ON OWN TIME – EXEMPTION FROM AGREEMENT

THIS IS TO NOTIFY EXECUTIVE, in accordance with Section 2872 of the California Labor Code, that:

a)	Any provision in an employment agreement which provides that an employee shall assign, or offer to assign, any of his or her rights in an invention to his or her employer shall not apply to an invention that the employee developed entirely on his or her own time without using the employer’s equipment, supplies, facilities, or trade secret information except for those inventions that either:

(1)	Relate at the time of conception or reduction to practice of the invention to the employer’s business, or actual or demonstrably anticipated research or development of the employer, or

(2)	Result from any work performed by the employee for his or her employer.

b)	To the extent a provision in an employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under subdivision (a), the provision is against the public policy of this state and is unenforceable.

The foregoing limited exclusion does not apply to any patent or invention covered by a contract between the Company and the United States or any of its agencies requiring full title to such patent or invention to be in the United States.